Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related prospectus of Investar Holding Corporation for the registration of debt securities, common stock, preferred stock, depositary shares, warrants, subscription rights, and units and to the incorporation by reference therein of our reports dated March 8, 2023, with respect to the consolidated financial statements of Investar Holding Corporation and the effectiveness of internal control over financial reporting of Investar Holding Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities Exchange Commission.

/s/ HORNE LLP

Baton Rouge, Louisiana

November 29, 2023